Exhibit 2

The name and present principal occupation of each of the executive officers and directors of Arnhold and S. Bleichroeder Advisers, LLC are set forth below.  Unless otherwise noted, each of these persons is a United States citizen and has as his business address 1345 Avenue of the Americas, New York, NY 10105.

Name	Position with Reporting Person	Principal Occupation
Henry H. Arnhold	Director	Co-Chairman Arnhold and S. Bleichroeder Holdings, Inc.
John P. Arnhold	Co-President and Director	Co-President Arnhold and S. Bleichroeder Holdings, Inc.
Stanford S. Warshawsky	Co-President and Director	Co-President Arnhold and S. Bleichroeder Holdings, Inc.
James Jordan	Managing Director	Same
Stephen M. Kellen	Director	Co-Chairman Arnhold and S. Bleichroeder Holdings, Inc.
Robert Bruno	Vice President, Chief Compliance Officer	Same
Charles de Vaulx (French citizen)	Vice President	Same
Jean-Marie Eveillard (French citizen)	Vice President	Same